SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2006

REUTERS GROUP PLC

(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: November 2, 2006	By:	/s/ Nancy C. Gardner

2 October 2006.   Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 400,000 Ordinary shares of 25p each under the Discretionary Share Option Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:

Elizabeth Maclean, Assistant Company Secretary
Email: elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

4 October 2006.   Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 400,000 Ordinary shares of 25p each under the Discretionary Share Option Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:

Elizabeth Maclean, Assistant Company Secretary
Email: elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

9 October 2006.  Block Listing Six Monthly Return

To: The FSA
Date: 5 October 2006

Name of applicant:

Reuters Group PLC

Name of scheme:

Discretionary Share Option Plan

Period of return:

From:

8 April 2006

To:

5 October 2006

Balance under scheme from previous return:

348,022

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

2,870,000

Number of securities issued/allotted under scheme during period:

3,066,977

Balance under scheme not yet issued/allotted at end of period

151,045

Number and class of securities originally listed and the date of admission

559,999 ordinary shares of 25p each on 20 November 2003

Total number of securities in issue at the end of the period

1,304,226,016

Name of contact:

Elizabeth Maclean

Address of contact:

The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP

Telephone number of contact:

020 7542 6706

SIGNED BY Elizabeth Maclean for and on behalf of

Reuters Group PLC

To: The FSA
Date: 5 October 2006

Name of applicant:

Reuters Group PLC

Name of scheme:

SAYE Share Scheme

Period of return:

From:

8 April 2006

To:

5 October 2006

Balance under scheme from previous return:

694,642

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

17,922,507

Number of securities issued/allotted under scheme during period:

17,751,589

Balance under scheme not yet issued/allotted at end of period

865,560

Number and class of securities originally listed and the date of admission

240,000 ordinary shares of 25p each on 20 November 2003

Total number of securities in issue at the end of the period

1,304,226,016

Name of contact:

Elizabeth Maclean

Address of contact:

The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP

Telephone number of contact:

020 7542 6706

SIGNED BY Elizabeth Maclean for and on behalf of

Reuters Group PLC

To: The FSA

Date: 5 October 2006

Name of applicant:

Reuters Group PLC

Name of scheme:

Restricted Share Plan

Period of return:

From:

8 April 2006

To:

5 October 2006

Balance under scheme from previous return:

133,598

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

450,000

Number of securities issued/allotted under scheme during period:

491,834

Balance under scheme not yet issued/allotted at end of period

91,764

Number and class of securities originally listed and the date of admission

490,000 ordinary shares of 25p each on 16 August 2005

Total number of securities in issue at the end of the period

1,304,226,016

Name of contact:

Elizabeth Maclean

Address of contact:

The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP

Telephone number of contact:

020 7542 6706

SIGNED BY Elizabeth Maclean for and on behalf of

Reuters Group PLC

To: The FSA

Date: 5 October 2006

Name of applicant:

Reuters Group PLC

Name of scheme:

Annual Bonus Profit Sharing Plan

Period of return:

From:

8 April 2006

To:

5 October 2006

Balance under scheme from previous return:

275,273

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

0

Number of securities issued/allotted under scheme during period:

25,918

Balance under scheme not yet issued/allotted at end of period

249,355

Number and class of securities originally listed and the date of admission

200,000 ordinary shares of 25p each on 8 September 2005

Total number of securities in issue at the end of the period

1,304,226,016

Name of contact:

Elizabeth Maclean

Address of contact:

The Reuters Building, South Colonnade, Canary Wharf, Londo

Telephone number of contact:

020 7542 6706

SIGNED BY Elizabeth Maclean for and on behalf of Reuters Group PLC E14 5EP

12 October 2006.   Movement in Shareholdings

Notification was received on 11 October 2006 from Fidelity International Limited and its direct and indirect subsidiaries informing us that they currently hold 194,322,544 Ordinary shares of 25 pence each in Reuters Group PLC which is 14.9% of the issued share capital excluding shares held in Treasury. This represents an increase in their holding since the last Regulatory News Service Announcement. The shares are registered in various accounts.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Reuters Group PLC
Elizabeth.maclean@reuters.com
Tel.no.020 7542 6706

18 October 2006.   Infosys CEO Nandan Nilekani joins Reuters board

London – Reuters today announced the appointment of Nandan Nilekani, Chief Executive Officer of Infosys, as a Non-Executive Director. He takes up the position with effect from 1 January 2007 and will become a member of Reuters Audit Committee on that date.

Nilekani, 51, has been Chief Executive Officer of Infosys, the world leading provider of IT consulting and services, since March 2002. He is one of its founders and has served as a director on the company’s board since its inception in 1981. Today Infosys has a market capitalisation of more than US$20 billion and employs over 66,000 people.

In January 2006, Nandan Nilekani became one of the youngest entrepreneurs to join 20 global leaders on the prestigious World Economic Forum (WEF) Foundation Board. He is Vice-Chairman of The Conference Board, Inc., an international research and business membership organisation, and serves as the Co-chairman of the IIT Bombay Heritage Fund and is also a member of the Board of Governors of IIT Bombay.

Mr.     Nilekani has been involved in various initiatives of the Indian central and state governments. He was the Chairman of the Government of India’s IT Task Force for the Power Sector. He has also served as a member of the subcommittee of the Securities and Exchange Board of India that dealt with issues related to Insider Trading, and as a member of the Reserve Bank of India’s Advisory Group on corporate governance.

Mr.     Nilekani is the recipient of several awards including the Indian Institute of Technology (IIT), Bombay, ‘Distinguished Alumnus’ award in 1999. In 2005, Mr. Nilekani was awarded the prestigious Joseph Schumpeter prize for innovative services in the field of economy, economic sciences and politics.

Niall FitzGerald, Chairman of Reuters, commented, “Nandan is one of India’s most successful business leaders and a key figure in the new global economy. He brings a deep understanding of technology, IT and globalization and will be a huge asset to the Board of Reuters. I’m delighted to be able to welcome him to the company.”

Ends

Contacts

Steve Clarke, Reuters Media Relations
Tel: +44 207 542 6865
Mobile: +44 7990 56 6865
Email: steve.clarke@reuters.com

Transaction in Own Shares

RNS Number:8351J Reuters Group PLC
02 October 2006

Reuters Group plc announces that on 2 October 2006 it purchased for cancellation 300,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 433.35p per share.

Transaction in Own Shares

RNS Number:9105J Reuters Group PLC
03 October 2006

Reuters Group plc announces that on 3 October 2006 it purchased for cancellation 250,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 429.90p per share.

Transaction in Own Shares

RNS Number:9755J Reuters Group PLC
04 October 2006

Reuters Group plc announces that on 4 October 2006 it purchased for cancellation 250,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 437.14p per share.

Transaction in Own Shares

RNS Number:0489K Reuters Group PLC
05 October 2006

Reuters Group plc announces that on 5 October 2006 it purchased for cancellation 250,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 440.41p per share.

Transaction in Own Shares

RNS Number:1258K Reuters Group PLC 06 October 2006

Reuters Group plc announces that on 6 October 2006 it purchased for cancellation 450,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 438.65p per share.

Transaction in Own Shares

RNS Number:2034K Reuters Group PLC
09 October 2006

Reuters Group plc announces that on 9 October 2006 it purchased for cancellation 300,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 438.09p per share.

Transaction in Own Shares

RNS Number:2635K Reuters Group PLC
10 October 2006

Reuters Group plc announces that on 10 October 2006 it purchased for cancellation 300,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 436.27p per share.

Transaction in Own Shares

RNS Number:3416K Reuters Group PLC
11 October 2006

Reuters Group plc announces that on 11 October 2006 it purchased for cancellation 200,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 437.75p per share.

Transaction in Own Shares

RNS Number:4090K Reuters Group PLC
12 October 2006

Reuters Group plc announces that on 12 October 2006 it purchased for cancellation 300,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 442.7p per share.

Transaction in Own Shares

RNS Number:4756K Reuters Group PLC
13 October 2006

Reuters Group plc announces that on 13 October 2006 it purchased for cancellation 300,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 445.55p per share.

Transaction in Own Shares

RNS Number:5438K Reuters Group PLC
16 October 2006

Reuters Group plc announces that on 16 October 2006 it purchased for cancellation 425,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 442.10p per share.

Transaction in Own Shares

RNS Number:6175K Reuters Group PLC
17 October 2006

Reuters Group plc announces that on 17 October 2006 it purchased for cancellation 400,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 438.60p per share.

Transaction in Own Shares

RNS Number:6886K Reuters Group PLC
18 October 2006

Reuters Group plc announces that on 18 October 2006 it purchased for cancellation 1,000,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 431.0584p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,302,201,193.

Transaction in Own Shares

RNS Number:7619K Reuters Group PLC
19 October 2006

Reuters Group plc announces that on 19 October 2006 it purchased for cancellation 500,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 435.4924p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 139,860,000 shares held as treasury shares) is 1,301,701,193.

Transaction in Own Shares

RNS Number:8430K Reuters Group PLC
20 October 2006

Reuters Group plc announces that on 20 October 2006 it purchased for cancellation 500,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 441.52p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,860,000 shares held as treasury shares) is 1,301,358,416

Transaction in Own Shares

RNS Number:9810K Reuters Group PLC
24 October 2006

Reuters Group plc announces that on 24 October 2006 it purchased for cancellation 500,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 448.54p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,860,000 shares held as treasury shares) is 1,301,060,203

Transaction in Own Shares

RNS Number:0558L Reuters Group PLC
25 October 2006

Reuters Group plc announces that on 25 October 2006 it purchased for cancellation 750,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 452.3067p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,860,000 shares held as treasury shares) is 1,302,810,203

Transaction in Own Shares

RNS Number:1200L Reuters Group PLC
26 October 2006

Reuters Group plc announces that on 26 October 2006 it purchased for cancellation 750,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 459.85p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,298,154,340

Transaction in Own Shares

RNS Number:1859L Reuters Group PLC
27 October 2006

Reuters Group plc announces that on 27 October 2006 it purchased for cancellation 500,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 452.50p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,297,930,807.

Transaction in Own Shares

RNS Number:2464L Reuters Group PLC
30 October 2006

Reuters Group plc announces that on 30 October 2006 it purchased for cancellation 500,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 446.62p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,297,539,664